UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

GulfMark Offshore, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

402629 20 8
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,582,849
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,582,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,530,306
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,530,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,113,155
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,113,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,113,155
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,113,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 402629 20 8

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Shares”), of GulfMark Offshore, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 842 West Sam Houston Parkway North, Suite 400, Houston, Texas 77024.

Item 2.	Identity and Background.

(a)           This statement is filed by Raging Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Raging Capital Offshore Fund”), Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Offshore Fund, the “Raging Funds”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of each of the Raging Funds.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares directly owned by each of the Raging Funds.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Raging Capital and Raging Capital Offshore Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of Raging Capital Offshore Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands. The address of the principal office of each of Raging Capital Fund QP, Raging Capital and William C. Martin is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)           The principal business of the Raging Funds is investing in securities.  The principal business of Raging Capital is serving as the Investment Manager of the Raging Funds.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 402629 20 8

(f)           Raging Capital Offshore Fund is organized under the laws of the Cayman Islands.  Raging Capital Fund QP and Raging Capital are organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,582,849 Shares owned directly by Raging Capital Offshore Fund is approximately $20,487,883, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Capital Offshore Fund.

The aggregate purchase price of the 3,530,306 Shares owned directly by Raging Capital Fund QP is approximately $47,855,141, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Capital Fund QP.

The Raging Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Raging Capital is the largest shareholder of the Issuer.  Raging Capital is supportive of the current Board and management of the Issuer.  Raging Capital believes that the Issuer’s global franchise and relatively young fleet of high-spec offshore supply vessels is extremely valuable.    Furthermore, Raging Capital believes that the Issuer’s senior 6.375% bonds that mature in 2022 – which represent the bulk of the Issuer’s capital structure – provide a source of stability and long-term optionality for the Issuer’s equity holders.  With the Issuer’s Shares currently trading at less than 20% of tangible book value, Raging Capital believes substantial shareholder value can be created by navigating the current market cycle with skill and patience.  Toward that end, Raging Capital has recently engaged in discussions with the Issuer regarding a representative of Raging Capital potentially joining the Board of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 402629 20 8

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,732,333 Shares outstanding as of November 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 12, 2015.

As of the close of business on the date hereof, Raging Capital Offshore Fund directly owned 1,582,849 Shares, constituting approximately 6.2% of the Shares outstanding.  By virtue of their relationships with Raging Capital Offshore Fund discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares directly owned by Raging Capital Offshore Fund.

As of the close of business on the date hereof, Raging Capital Fund QP directly owned 3,530,306 Shares, constituting approximately 13.7% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares directly owned by Raging Capital Fund QP.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Raging Capital Offshore Fund may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Shares directly owned by Raging Capital Offshore Fund.

Raging Capital Fund QP may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Shares directly owned by Raging Capital Fund QP.

(c)           Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market except as otherwise set forth therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 402629 20 8

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 23, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Raging Capital Master Fund Ltd., an affiliate of Raging Capital, owns $79,114,000 principal amount of the Issuer’s 6.375% Senior Notes due 2022.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Raging Capital Offshore Fund, Ltd., Raging Capital Fund (QP), LP, Raging Capital Management, LLC and William C. Martin, dated November 23, 2015.

CUSIP NO. 402629 20 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015	Raging Capital Offshore Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC Investment Manager

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

CUSIP NO. 402629 20 8

SCHEDULE A

Directors of Raging Capital Offshore Fund, Ltd.

Name and Position	Present Principal Occupation	Business Address
Don Ebanks, Director	Independent Director for a variety of hedge funds and related structures	P.O. Box 31910 dms House, 2nd Floor 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Wade Kenny, Director	Independent Director for a variety of hedge funds and related structures	P.O. Box 31910 dms House, 2nd Floor 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
William C. Martin, Director	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

CUSIP NO. 402629 20 8

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

RAGING CAPITAL OFFSHORE FUND, LTD.

Class A Common Stock	41,609	6.8074	09/23/2015
Class A Common Stock	3,300	6.6553	09/24/2015
Class A Common Stock	3,517	6.7000	09/24/2015
Class A Common Stock	8,561	6.6602	09/25/2015
Class A Common Stock	20,611	6.5030	09/28/2015
Class A Common Stock	4,915	6.2513	09/29/2015
Class A Common Stock*	1,835	6.1100	10/01/2015
Class A Common Stock**	93,000	10.7792	10/16/2015
Class A Common Stock*	(26,205)	6.2400	11/01/2015
Class A Common Stock*	(14,066)	6.2400	11/01/2015

RAGING CAPITAL FUND (QP), LP

Class A Common Stock	89,613	6.8074	09/23/2015
Class A Common Stock	7,200	6.6553	09/24/2015
Class A Common Stock	7,483	6.7000	09/24/2015
Class A Common Stock	18,439	6.6602	09/25/2015
Class A Common Stock	44,389	6.5030	09/28/2015
Class A Common Stock	10,585	6.2513	09/29/2015
Class A Common Stock*	(1,835)	6.1100	10/01/2015
Class A Common Stock**	200,500	10.9687	10/16/2015
Class A Common Stock*	26,205	6.2400	11/01/2015
Class A Common Stock*	14,066	6.2400	11/01/2015

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* Represent rebalancing transfers between the Raging Funds.
** Represent purchases of Shares by the Raging Funds as a result of third-party exercises of put options previously sold by the Raging Funds.